SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


             ------------------------------------------------------

                                  SCHEDULE 13G

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                     PURSUANT TO RULE 13d-1(b), (c) AND (d)

             ------------------------------------------------------


                           RODOBO INTERNATIONAL, INC.
                           --------------------------
                                (Name of Issuer)


                         COMMON STOCK, $0.0001 PAR VALUE
                         -------------------------------
                         (Title of Class of Securities)

                                   77106L104
                                   ---------
                                 (CUSIP Number)

                                  May 12, 2009
                                  ------------
             (Date of event which requires filing of this Statement)

            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [X] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)


                         (Continued on following pages)



                               (Page 1 of 6 Pages)

________________________________________________________________________________
1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   China Reinv Partners, L.P.

________________________________________________________________________________

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  [_]
                                                       (b)  [X]
________________________________________________________________________________

3. SEC USE ONLY

________________________________________________________________________________

4. CITIZENSHIP OR PLACE OF ORGANIZATION:

   British Virgin Islands
________________________________________________________________________________

    NUMBER OF SHARES       5.   SOLE VOTING POWER
  BENEFICIALLY OWNED BY         None.
  EACH REPORTING PERSON    _____________________________________________________
         WITH              6.   SHARED VOTING POWER
                                2,727,273
                           _____________________________________________________
                           7.   SOLE DISPOSITIVE POWER
                                None.
                           _____________________________________________________
                           8.   SHARED DISPOSITIVE POWER
                                2,727,273
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,727,273
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     18.2% (1)
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON:
     OO
________________________________________________________________________________

(1) The ownership percentage of the Reporting Person is based on 15,016,717 shares of Common Stock issued and outstanding as of May 13, 2009, as stated in the Company's Form 10-Q for the quarter ended March 31, 2009 and filed with the Securities and Exchange Commission on May 15, 2009.

________________________________________________________________________________
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Hawkland Investments Ltd.
________________________________________________________________________________
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [_]
                                                          (b) [X]
________________________________________________________________________________
3.    SEC USE ONLY

________________________________________________________________________________
4.    CITIZENSHIP OR PLACE OF ORGANIZATION:

      British Virgin Islands
________________________________________________________________________________
    NUMBER OF SHARES       5.   SOLE VOTING POWER
  BENEFICIALLY OWNED BY         152,003
  EACH REPORTING PERSON    _____________________________________________________
          EITH             6.   SHARED VOTING POWER
                                2,727,273
                           _____________________________________________________
                           7.   SOLE DISPOSITIVE POWER
                                152,003
                           _____________________________________________________
                           8.   SHARED DISPOSITIVE POWER
                                2,727,273
________________________________________________________________________________

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,879,276
________________________________________________________________________________
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [_]
________________________________________________________________________________
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      19.2% (1)
________________________________________________________________________________
12.   TYPE OF REPORTING PERSON:
      OO
________________________________________________________________________________

(1) The ownership percentage of the Reporting Person is based on 15,016,717 shares of Common Stock issued and outstanding as of May 13, 2009, as stated in the Company's Form 10-Q for the quarter ended March 31, 2009 and filed with the Securities and Exchange Commission on May 15, 2009.

Item 1(a).   Name of Issuer.

             Rodobo International, Inc. (the "Issuer")

Item 1(b).   Address of Issuer's Principal Executive Offices.

             380 Changjiang Road, Nangang District, Harbin, PRC 150001

Item 2(a).   Names of Persons Filing.

             China Reinv Partners, L.P. ("China Reinv")
             Hawkland Investments Ltd. ("Hawkland")

Item 2(b).   Address of Principal Business Office, or if none, Residence.

             As to China Reinv:
             China Reinv Partners, L.P.
             Akara Bldg.
             24 De Castro Street
             Wickhams Cayman Islands
             Road Town Tortola, B.V.I.

             As to Hawkland:
             Akara Bldg.
             24 De Castro Street
             Wickhams Cayman Islands
             Road Town Tortola, B.V.I.

Item 2(c).   Citizenship.

             As to China Reinv:  British Virgin Islands
             As to Hawkland: British Virgin Islands

Item 2(d).   Title of Class of Securities.

             Common Stock, par value $0.0001 per share (the "Common Stock")

Item 2(e).   CUSIP Number.

             77106L104

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

             Not applicable.

Item 4.   Ownership.

               As of the date hereof, China Reinv owns (a) 2,727,273 shares of Common Stock, (b) a Common Stock Purchase Warrant which is exercisable into 818,182 shares of Common Stock and (c) a Common Stock Purchase Warrant which is exercisable into 545,455 shares of Common Stock (collectively, (b) and (c), the "Warrants"). The aggregate number of shares of Common Stock into which the Warrants are exercisable, and which China Reinv has the right to acquire beneficial ownership, is limited to the number of shares of Common Stock that, together with all other shares of Common Stock beneficially owned by China Reinv and Hawkland does not exceed 4.99% of the total issued and outstanding shares of Common Stock of the Issuer. Accordingly, China Reinv does not beneficially own any shares of Common Stock underlying the Warrants.

               As of the date hereof, Hawkland beneficially owns 152,003 shares of Common Stock and 2,727,273 shares of Common Stock (as shared with China Reinv).

               Hawkland is the general partner of China Reinv. By virtue of such relation, Hawkland may be deemed to have dispositive power over the shares owned by China Reinv. Hawkland disclaims beneficial ownership of such shares. Messrs. Stephen John Kelly and Damian Jones Calderbank have delegated authority from the members of Hawkland with respect to the shares of Common Stock owned by China Reinv. Messrs. Kelly and Calderbank may be deemed to share dispositive power over the shares of Common Stock held by China Reinv and each disclaim beneficial ownership of such shares of Common Stock, and neither person has any legal right to maintain such delegated authority. Messrs. Kelly and Calderbank have delegated authority from the members of Hawkland with respect to the shares of Common Stock owned by Hawkland. Messrs. Kelly and Calderbank may be deemed to share dispositive power over the shares of Common Stock held by Hawkland and each disclaim beneficial ownership of such shares of Common Stock, and neither person has any legal right to maintain such delegated authority.

          Accordingly, for the purpose of this Statement:

          As to China Reinv:
          ------------------
          (a) Amount beneficially owned by China Reinv: 2,727,273 shares of Common Stock of the Issuer.

          (b) Percent of Class: China Reinv beneficially owns 18.2% of the Issuer's issued and outstanding Common Stock (based 15,016,717 shares of Common Stock issued and outstanding as of May 13, 2009, as stated in the Company's Form 10-Q for the quarter ended March 31, 2009 and filed with the Securities and Exchange Commission on May 15, 2009).

          (c)  Number of shares as to which China Reinv has:
               (i)   Sole power to direct the vote: None.
               (ii) Shared power to vote or to direct the vote: 2,727,273 shares of Common Stock of the Issuer.
               (iii) Sole power to dispose or direct the disposition of the
                     Common Stock: None.
               (iv) Shared power to dispose or direct the disposition of the Common Stock: 2,727,273 shares of Common Stock of the Issuer.

          As to Hawkland:
          ---------------
          (a) Amount beneficially owned by Hawkland: 2,879,276 shares of Common Stock of the Issuer.

          (b) Percent of Class: Hawkland beneficially owns 19.2% of the Issuer's issued and outstanding Common Stock (based 15,016,717 shares of Common Stock issued and outstanding as of May 13, 2009, as stated in the Company's Form 10-Q for the quarter ended March 31, 2009 and filed with the Securities and Exchange Commission on May 15, 2009).

          (c)  Number of shares as to which Hawkland has:
               (i) Sole power to direct the vote: 152,003 shares of Common Stock of the Issuer.
               (ii) Shared power to vote or to direct the vote: 2,727,273 shares of Common Stock of the Issuer.
               (iii) Sole power to dispose or direct the disposition of the
                     Common Stock: 152,003 shares of Common Stock of the Issuer.
               (iv) Shared power to dispose or direct the disposition of the Common Stock: 2,727,273 shares of Common Stock of the Issuer.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            Date:  May 22, 2009

                            CHINA REINV PARTNERS, L.P.

                            By: HAWKLAND INVESTMENTS LTD., its general partner

                            By:  /s/ Michel Marechal
                                 ---------------------
                                 Name:  Michel Marechal
                                 Title: General Attorney


                            HAWKLAND INVESTMENTS LTD.

                            By:   /s/ Michel Marechal
                                  ---------------------
                                  Name:  Michel Marechal
                                  Title: General Attorney


Exhibit Index

99.1              Joint Filing Agreement

                                  EXHIBIT 99.1

                            AGREEMENT OF JOINT FILING

THIS JOINT FILING AGREEMENT (this "Agreement") is made and entered into as May 22, 2009, by and among China Reinv Partners, L.P. and Hawkland Investments Ltd.

The parties to this Agreement hereby agree to prepare jointly and file timely (and otherwise to deliver as appropriate) all filings on any Form 3, Form 4, Form 5 or Schedule 13D or Schedule 13G relating to their ownership (direct or otherwise) of any securities of Rodobo International, Inc., a Nevada corporation, and any and all amendments thereto and any other document relating thereto (collectively, the "Filings") required to be filed by them pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.

This Agreement is intended to satisfy the requirements of Rule 13d-l (k)(l) under the Exchange Act. This agreement may be executed in any number of counterparts, each of which shall be deemed to be in original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

                            CHINA REINV PARTNERS, L.P.

                            By: HAWKLAND INVESTMENTS LTD., its general partner

                            By:  /s/ Michel Marechal
                                 ---------------------
                                 Name:  Michel Marechal
                                 Title: General Attorney


                            HAWKLAND INVESTMENTS LTD.

                            By:   /s/ Michel Marechal
                                  ---------------------
                                  Name:  Michel Marechal
                                  Title: General Attorney